

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2014

Via E-mail
David Sambur
Director and Chief Executive Officer
AP Gaming Holdco, Inc.
6680 Amelia Earhart Court
Las Vegas, NV 89119

> **Re: AP Gaming Holdco, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed February 10, 2014**
> **File No. 000-55119**

Dear Mr. Sambur:

We have reviewed the amended filing and have the comments below.

Explanatory Note, page 1

1.   Please disclose your supplemental response to comment 2 of our letter dated January 13, 2014 in your registration statement.

Item 1. Business, page 3

Overview, page 3

2.   We note your response to comment 3 of our letter dated January 13, 2014. Please disclose the basis of, or attribute the source for, your disclosure that the "Oklahoma gaming market has experienced rapid unit growth, expanding from 27,830 gaming machines in 2004 to 64,786 in 2012, with a significant portion of the growth coming from new Class II machines."

Unaudited Pro Forma Consolidated Financial Data, page 31

3.   We note your response to comment 19 of our letter dated January 13, 2014. Please expand your disclosures to address when you expect to receive all regulatory approvals necessary in respect of AP Gaming Holdco, Inc. and correspondingly when AGS Capital intends to exercise its call option and repurchase the equity of AP Gaming NV. Pursuant to ASC 810-10-25-38A, please also tell us how you determined that AGS Capital has the obligation to absorb losses or the right to receive benefits from AP Gaming NV that could potentially be significant to AP Gaming NV.

Notes to the Unaudited Pro Form Consolidated Financial Statements, page 36

4.   We note your response to comment 23 of our letter dated January 13, 2014. Please
        expand your disclosures to provide a comprehensive discussion of why a significant
        portion of the purchase price is being allocated to goodwill. Refer to ASC 805-30-50-
        1(a). Please also address in your disclosures why there would be no differences between
        the current carrying value and the acquisition-date fair values of gaming equipment,
        vehicles, and other equipment pursuant to ASC 805-20-30-1. Please also tell us the
        process you went through to ensure that you have identified all intangible assets acquired.
        Refer to ASC 805-20-55-2 through 55-45.

Item 5. Directors and Executive Officers, page 62

5.   We note your revisions to your director and executive officer disclosure beginning on
        page 62. Please provide Mr. Lopez's dates of employment at Global Cash Access and
        Shuffle Master, Inc.

6.   We note your disclosure on page 64 that Mr. Sambur "also serves as Chief Executive
        Officer, President, Secretary and Treasurer of AP Gaming." We contrast this with your
        disclosure in the table on page 62 that Mr. Mayer serves as treasurer of AP Gaming and
        Mr. Lopez serves as Chief Executive Officer, President and Secretary of AP Gaming.
        We also note that Mr. Sambur has signed the amended registration statement on behalf of
        the company in his capacity as "Chief Executive Officer" on page 74. Please revise your
        registration statement, or advise.

Audited Financial Statements

Consolidated Statements of Cash Flows, page F-6

7.   We note your response to comment 38 of our letter dated January 13, 2014. Please tell us
        whether any payments have been received subsequent to September 30, 2013 related to
        the Canadian Payroll Tax Receivable and when you expect to collect any remaining
        amounts.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-7

8.   We note your response to comment 39 of our letter dated January 13, 2014. Your
        response notes the two separation criteria of ASC 605-25-25-5 in determining when items
        shall be considered separate units of accounting. It is unclear how you determined that
        you did not meet the second criteria listed in ASC 605-25-25-5(c). Your response

indicates that your arrangements do not include a general right of return in which case it would appear that this second criteria would not be applicable. Please refer to the diagram provided in ASC 605-25-55-1. Please further advise.

Note Receivable and Development Agreements, page F-8

9.   We note your response to comment 40 of our letter dated January 13, 2014. In exchange for development agreements whereby you advance money to a customer which is to be repaid, the customer also dedicates a percentage of casino floor space to the placement of your gaming devices. Your response addresses your accounting considerations for these rights when there is no stated interest rate in the development agreement and interest is imputed; however, it is unclear what consideration you gave to the accounting for these rights in situations where there is a stated interest rate. Please advise.

Costs of Computer Software, page F-12

10.   Your response to comment 38 of our letter dated January 13, 2014 states that you claimed a payroll tax credit that is based upon Ontario labor expenditures and eligible marketing and distribution expenses claimed. The payroll that is used to calculate the tax credit is capitalized as part of internally developed gaming software. Please help us better us understand what costs you capitalize as costs of computer software pursuant to ASC 985-20. For example, your response indicates that you claimed marketing and distribution expenses as part of this payroll tax credit, which indicates that these costs may have also been capitalized as part of internally developed gaming software. Please provide us with a breakdown of the different costs capitalized and how you determined that it was appropriate to capitalize these costs pursuant to ASC 985-20-25-3 through 25-6, including marketing and distribution expenses. Please also tell us whether any internal costs are capitalized as part of any other tangible and intangible assets and the guidance you relied upon in determining this treatment was appropriate.

Financial Statements for the Period Ended September 30, 2013

Note 14. Subsequent Events, page F-48

11.   We note your response to comment 45 of our letter dated January 13, 2014. We continue to have difficulty understanding how you determined that the waiving of all outstanding interest due on the loans should be accounted for as a lease incentive pursuant to ASC 840-20-20. In this regard, please address the following:
   • Please tell us how you accounted for Note C prior to November 2013, including if you recorded income related to the interest subsequently waived. Please tell us the amount of outstanding interest waived and the period over which you intend to amortize this amount as a lease incentive;
   • You agreed to re-finance your existing note receivable in November 2013 and then subsequently amended your master lease agreement in January 2014. Please disclose

the specific terms of the re-finance in November 2013 and correspondingly how you accounted for the re-finance. In a similar manner, please disclose the specific terms of the amendment to the master lease agreement and correspondingly how you accounted for the amendment;

- Your response to comment 40 of our letter dated January 13, 2014 indicates that amounts received under lease agreements are separate and distinct from the repayment of amounts received as an advance. It is not clear how you determined that the waiving of the outstanding interest owed on the loans relates to the master lease agreement. Please advise; and

- Please tell us what consideration you gave to the guidance in ASC 310-10-35-16 in accounting for Note C.

You may contact Nudrat Salik, Staff Accountant, at 202-551-3744 or Alfred Pavot, Staff Accountant, at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney, at 202-551-3787 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Monica K. Thurmond (*via e-mail*)
        Paul, Weiss, Rifkind, Wharton & Garrison LLP